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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 4—Final Amendment

LOGAN COUNTY BANCSHARES, INC.
(Name of the Issuer)

LOGAN COUNTY BANCSHARES, INC.
LCB MERGER COMPANY
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

(Cusip Number of Class of Securities)

Eddie Canterbury Executive Vice President and CEO Logan Bancshares, Inc. 43 Washington Avenue P. O. Box 597 Logan, West Virginia 25601 (304) 752-0280	Copy to:	Sandra M. Murphy, Esq. Bowles Rice McDavid Graff & Love LLP 600 Quarrier Street P. O. Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1131
This statement is filed in connection with (check the appropriate box):
A.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 ("the Exchange Act").
B.	☐	The filing of a registration statement under the Securities Act of 1933.
C.	☐	A tender offer.
D.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$807,900 (1)	$161.58
    (1)
    The transaction valuation was determined by multiplying $50.00 per share, the proposed per share cash purchase price for shares that will be eliminated by the merger, by 16,158 shares, the number that the issuer estimates will be eliminated by the merger.

    ☒
    Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $161.58	Filing Party: Logan County Bancshares, Inc.
Form or Registration No.: Preliminary Schedule 14A	Date Filed: April 29, 2005

RULE 13E-3 TRANSACTION STATEMENT

        This Amendment No. 4—Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Logan County BancShares, Inc., a West Virginia corporation and bank holding company (the "Company"). This Schedule 13E-3 relates to the merger of LCB Merger Company, a newly-formed, wholly owned subsidiary of the Company ("LCB Merger Co."), with and into Company, with the Company pursuant to an Agreement and Plan of Merger dated April 15, 2005 (the "Plan of Merger") between the Company and LCB Merger Co. LCB Merger Co. is not a filing party of this Amendment No. 4 to Schedule 13E-3 because it was merged with and into the Company, with the Company as the surviving corporation.

        This Amendment No. 4 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the Rule 13E-3 transaction described herein, pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act. At a meeting of the stockholders of the Company held on August 30, 2005 (the "Special Meeting"), the stockholders approved and adopted the Plan of Merger and the merger contemplated thereby. The Company and LCB Merger Co. subsequently filed Articles of Merger with the West Virginia Secretary of State and the merger became effective on September 1, 2005 (the "Effective Time").

        Pursuant to the Plan of Merger, each shareholder of the Company holding of record fewer than 200 shares of the Company's common stock, par value $1.67 per share ("Common Stock") immediately before the Effective Time of the merger was converted into the right to receive $50.00 per share in cash, without interest, and each shareholder of the Company holding of record 200 or more shares immediately before the Effective Time of the merger was not effected by the merger and remains validly issued and outstanding. As a result of the merger, there are now fewer than 300 shareholders of record of Common Stock.

        The Company filed a definitive proxy statement with the SEC on July 29, 2005, pursuant to Regulation 14A under the Exchange Act ("Proxy Statement"). Each of the cross references indicated in the Items of this Amendment No. 4 to Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Amendment No. 4 to Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto is hereby expressly incorporated herein by reference and the responses to each Item in this Amendment No. 4 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. In addition, the Company has incorporated by reference certain financial information contained in its Annual Report on Form 10-K and Quarterly Report on Form 10-Q as specified below.

        All references in this Amendment No. 4 to Schedule 13E-3 to Items numbered 1001 through 1016 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

        This Amendment No. 4 to Schedule 13E-3 contains forward-looking statements.    The forward-looking statements are based on management's beliefs, assumptions, current expectations, estimates and projections about the Plan of Merger, the merger, the Company itself, the economy and the banking industry itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," variations of such words and similar expressions (whether contained in this Schedule 13E-3 or incorporated into this schedule by reference) are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Actual results and outcomes may materially differ from what may be expressed or forecasted. Risk factors include, but are not limited to, changes in banking laws and regulations; changes in securities and tax laws; changes in governmental and regulatory policy; changes in the national and local economy; changes in costs and other

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assumptions used in forecasting management's expectations concerning the costs and cost savings associated with the merger; the ability of the Company to implement effectively the merger; and the ability to and speed with which the Company may achieve all cost savings anticipated from the merger. These are representative of the risk factors that could cause a difference between an ultimate actual outcome and a forward-looking statement.

        Item 5 is hereby amended and supplemented as follows:

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)   Transactions.    The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES-Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement (pages 47-48) is hereby incorporated by reference.

        (b)   Significant Corporate Events.    At the special meeting of stockholders held on August 30, 2005, the stockholders of the Company voted to approve the Plan of Merger. The Plan of Merger was approved by the holders of approximately 82% of the issued and outstanding shares of Common Stock as of July 26, 2005, the record date for the special meeting. Articles of Merger were filed with the West Virginia Secretary of State and the merger became effective on September 1, 2005 (the "Effective Time"). On September 2, 2005, the Company filed with the SEC a certificate and notice of suspension of its duty to file reports with the SEC on Form 15 to provide notice of its suspension of its duty to file reports with the SEC.

        (c)   Negotiations or Contracts.    The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES-Past Contacts, Transactions, Negotiations and Agreements" "SPECIAL FACTORS-Background of the Merger" and "SPECIAL FACTORS-Fairness; Recommendation of Board of Directors" in the Proxy Statement (pages 47-48, 10-15, and 17-23) are hereby incorporated by reference.

        (e)   Agreements Involving the Subject Company's Securities.    The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES-Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement (pages 47-48) is hereby incorporated by reference.

        Item 6 is hereby amended and supplemented as follows:

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (c)   Plans.    The merger was consummated on September 1, 2005.

Item 16.    Exhibits.

        (a)(1) Notice of Special Meeting of Shareholders and Definitive Proxy Statement of Logan County Bancshares, Inc. for August 30, 2005, Special Meeting of Shareholders (filed with the SEC on July 29, 2005, and is hereby incorporated by reference).

        (a)(2) Form of Proxy Card for August 30, 2005, Special Meeting of Shareholders.

        (c)(1) Valuation Opinion and Report of Southard Financial (the form of opinion appears at Appendix C to Exhibit (a)(1), and is hereby incorporated by reference).

        (c)(2) Fairness Opinion of Southard Financial (the form of opinion appears at Appendix D to Exhibit (a)(1), and is hereby incorporated by reference).

        (d)     Agreement and Plan of Merger, dated as of April 15, 2005, by and between Logan County BancShares, Inc. and LCB Merger Company (included in the Proxy Statement filed as Exhibit (a)(1) and hereby incorporated by reference).

        (f)      Summary of Appraisal Rights and Procedures for Exercise (included in the Proxy Statement filed as Exhibit (a)(1), and hereby incorporated by reference).

        (x)(1) Consent of Southard Financial (the consent appears at Appendix D to Exhibit (a)(1), and is hereby incorporated by reference).

        (x)(2) Consent of Independent Accountant.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOGAN BANCSHARES, INC.
/s/ Eddie Canterbury Eddie Canterbury Executive Vice President and CEO
September 1, 2005

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Exhibit A(2)

LOGAN COUNTY BANCSHARES, INC.
43 Washington Avenue, P.O. Box 597
Logan, West Virginia 25601

Proxy for the Special Meeting of Shareholders To be Held August 30, 2005

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoints Harvey Oakley and Eddie Canterbury, or any of them, proxies or proxy of the undersigned with full power of substitution to vote, as designated below, the shares of the undersigned at the Special Meeting of the Shareholders of Logan County BancShares, Inc. (the "Corporation") to be held at Logan Bank and Trust Company's office, Corner of Washington Avenue and Main Street, Logan, West Virginia, on August 30, 2005, at 5:00 p.m. and at any and all adjournments thereof, with all of the powers the undersigned would possess if personally present, hereby revoking all previous proxies.

1.	Proposal to approve the Agreement and Plan of Merger:
	☐ FOR	☐ Against	☐ Abstain
Your Board of Directors recommends that you vote FOR the proposal.
2.
Proposal to adopt an amendment to the Articles of Incorporation to add new Article Thirteenth to restrict certain transfers of less than 200 shares (contingent on shareholder approval of the Agreement and Plan of Merger):
	☐ FOR	☐ Against	☐ Abstain
Your Board of Directors recommends that you vote FOR the proposal.

        If this proxy is properly signed and delivered, the shares represented by this proxy will be voted as specified. If the shareholders do not approve the Agreement and Plan of Merger, no vote will be taken on the proposed amendment to the Articles of Incorporation. If no specification is made, the shares will be voted for the Agreement and Plan of Merger and, if the Agreement and Plan of Merger is approved, for the proposed amendment. The shares represented by this proxy will be voted in the discretion of the proxies on any other matter that may come before the meeting or any adjournment of the meeting. As of the date of the Company's proxy statement for this meeting, the Company was not aware of any proposal which is to be presented at the meeting other than those listed above.

Dated: July 29, 2005	Please sign exactly as your name appears on this proxy. If signing for estates, trusts or corporations, title or capacity should be stated. If shares are held jointly, each holder should sign.
	X	Signature
	X	Signature if held jointly

IMPORTANT

Please sign, date and return this proxy
promptly in the enclosed envelope.

Exhibit X(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We hereby consent to the incorporation by reference in the Definitive Proxy Statement of Logan County BancShares, Inc. on Schedule 14A filed on July 29, 2005 and Transaction Statement of Logan County BancShares, Inc. on Schedule 13E-3, initially filed on May 5, 2005 and amended on May 16, 2005, July 18, 2005 and August 5, 2005, of our report dated February 3, 2005, on the consolidated balance sheets of Logan County BancShares, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended, which report is included in the 2004 Annual Report on Form 10-K of Logan County BancShares, Inc.

                        /s/ S.R. Snodgrass, A.C.

Wheeling, West Virginia
August 5, 2005

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RULE 13E-3 TRANSACTION STATEMENT
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 16. Exhibits.
SIGNATURE